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and Deemed Filed Pursuant to Rule 14a-12

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Subject Company: Siebel Systems, Inc.

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FINAL TRANSCRIPT

Conference Call Transcript

SEBL - Siebel CustomerWorld 2005 Keynote Addresses

Event Date/Time: Oct. 19. 2005 / 5:30AM PT

Event Duration: N/A

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Oct. 19. 2005 / 5:30AM, SEBL - Siebel CustomerWorld 2005 Keynote Addresses

CORPORATE PARTICIPANTS

Les Rechan

Siebel Systems - SVP and General Manager, Americas Sales

George Shaheen

Siebel Systems - CEO

Charles Phillips

Oracle Corporation - President

PRESENTATION

Operator

The transaction is subject to risks and regulatory and other approvals. In the EU this transaction will be subject to regulatory clearances and approvals, and be conducted in accordance of the information and consultation requirements applicable EU directives and their implementation in the individual member states.

Additional information and Where to Find It. This document may be deemed to be solicitation material in respect to the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. Stockholders of Siebel are encouraged to read the registration statement and any relevant documents filed with the SEC, including a proxy statement that will be part of the registration statement, because they will contain important information about the proposed business combination.

The final proxy statement prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention Investor Relations.

Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in solicitation of proxies in respect to the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August the 30th, 2005.

And information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April the 29th, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement prospectus and other relevant documents filed with the SEC when they become available.

Forward-looking statements. This document includes forward-looking statements within the meaning of the Safe Harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as expect, estimate, project, budget, forecast, anticipate, intend, plan, may, will, could, should, believes, predicts, potential, continue, and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectation that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from the results expressed or implied by this document.

Such risk factors include, among others, difficulties encountered in integrating merged businesses, uncertainties as to the timing of the merger, approval of the transaction by the stockholders of Siebel, the satisfaction of closing conditions of the transaction, including the receipt of regulatory approvals, whether certain market segments grow as anticipated, the competitive environment in the software industry and competitive responses to the proposed merger, and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

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Oct. 19. 2005 / 5:30AM, SEBL - Siebel CustomerWorld 2005 Keynote Addresses

Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.

Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

Les Rechan - Siebel Systems - SVP and General Manager, Americas Sales

We are — get happy around here. We are family. How do you like that? I will tell you that for anyone that wasn’t at the show last night with the Counting Crows, you missed an absolutely awesome party. Am I right or wrong? Good party? I will tell you, these dudes absolutely rock, and the Kodak moment for me, looking around the room, seeing all the smiling faces as they played Friend of the Devil.

And I looked around the room and so many people were singing this Grateful Dead song, it was unbelievable. It was a great time. And the other part was starting yesterday afternoon, so many customers, our people, our veterans, our partners stopped me unsolicited and said this is the best User Week or CustomerWorld they’ve ever been to. Do you agree with me?

And my trust (ph) for that, is when you walk into the room and you see is the volume dial turned up or not? And in every meeting I’ve been in, the volume has been turned up and it’s just been fantastic to be here together. Now, I spoke with Kevin Reilly yesterday and he talked to you about getting picked off at one of these events by a software salesman, and I want to set the record straight here. Okay?

I told you yesterday I’ve got 5 children okay, 5 children under the age of eight, two sets of twins — 8-year-old boy and a girl, a 6-year-old boy and 2 identical twin girls. I’m here to tell you that I need to feed those children for many years to come. So, there will be no pick-offs here. We have got to together; connect, to focus on your business outcomes, to feed our collective children, and to live the dream together. Okay?

Please, on the last day here, we’ve got time to interact in the general sessions, we’ve got time to interact in the breakout rooms, the Solutions Pavilion, bear-hug your Siebel person or partner and get your questions answered. So, I want to thank EDS for giving us the opportunity to have last night as our — one of our platinum sponsors.

This is all about the customer and I want to end my piece of the program sharing with you two final clips, one from EDS about the Agility Alliance that they’ve put together to serve their clients in a unique and compelling way, and the other about HP. HP is a customer and partner that I work with daily.

And what they’ve done to transform their marketing operation with disciplined market resource management, managing the campaign pipeline like you’d manage a sales pipeline to create huge impact on the company, is outstanding, empowering knowledge workers, as Bruce talked about the other day, with customer adaptive solutions that make an impact on your business.

So, on behalf of the entire Siebel family, on behalf of my family, on behalf of our partners, I want to thank you for your commitment to Siebel, for the trust that you place in us. It’s been a great couple of days. Let’s roll the video.

(Video Plays)

George Shaheen - Siebel Systems - CEO

Lest you think Les Rechan is on drugs, I want to assure you that he’s not. I’ve had the pleasure to work with him in my relatively short stay at Siebel, and the most fun I have is getting Les to go left when he’s bound and determined he’s going right. But anyway, what energy. Thank you, Les, good beginning to the day.

I also want to thank EDS and HP for their generous support. One of the things we have here at Siebel is a great group of partners and they support us very well. It’s been one of the most rewarding things to see in action is how our partners get behind us and help move us forward in the marketplace and to all of them, I want to thank them for their generous support.

I think these two videos were very instrumental in showing all of us examples of how to build a customer-focused business and with our customer adaptive solutions vision, we’re all going to learn a lot of lessons going forward of how we can get the most out of this technology.

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FINAL TRANSCRIPT

Oct. 19. 2005 / 5:30AM, SEBL - Siebel CustomerWorld 2005 Keynote Addresses

I have the distinct pleasure today to introduce to you formally an individual who’s going to play a key role in a lot of your professional business life going forward, as Charles Phillips is one of the co-presidents of Oracle and he’s with us this morning. He’s a member of the Oracle Board. He’s responsible for all of Oracle’s global field operations. He was previously — in his previous life a managing director with Morgan Stanley, so he understands numbers, I think. He has a BS in computer science from the U.S. Air Force Academy. He has an MBA from Hampton University. He has JD from New York Law School.

What I was thinking when I went through this is how in the hell did he find his way to a software company. I’m not sure. Think about this. A trained military guy with an MBA and law degree. Charles you had a lot of options, and we’re delighted you chose our industry. Anyway without further ado, let me bring forth to you Charles Phillips of the Oracle Corporation and welcome to Siebel Customer Week.

Charles Phillips - Oracle - President

Well good morning. I think I can probably safely assume that when the agenda was put together for this show 6 months ago, I probably wasn’t on it. So, thank you George for inviting me and giving me this opportunity. This is important that we connect with customers and explain what our strategy is and then try to give a little more detail right away. So, in response to George’s question how did I get to Wall Street you have to fake all that education at some point.

At any rate the focus here is to give an overview of our strategy first so to put it in context why Siebel and Oracle need to get together. Why we think it’s a great idea. To give you an upgrade on how things have gone with our past acquisitions a little bit, so you can have a little idea of what to expect from us going forward. And then, give you a little more detail on the products, because I know a lot of you have questions around that and that’s logical. So we’re going to give you as much detail as we can at this point.

We’re still learning a lot about Siebel. We know quite a bit already but there’s more to learn but we can tell you what we know today and the things that have been decided and obviously there’ll be more information going forward. So first of all, the disclaimer that this is still a pending transaction. We have to put the disclaimer it. I can’t read that. You can’t read that, but that’s something I should be disclaiming. Didn’t bring my glasses up here, so we’ll have to make do. So, I’ll give you a little bit of background on Oracle.

I’m sure most of you know Oracle, but just to summarize to give you a little bit of what we’ve done to date and the size, our vision, strategic overview of the transactions, when you can expect it to close and when things actually start to happen, and then a little background on Siebel as we see it anyway.

So first of all, about Oracle. So, we have become the largest enterprise software vendor as many of you know, and we like to say we’re the largest company in the software industry. If you exclude those companies that have a monopoly, they don’t count like Microsoft, then we’re the largest software company.

We did $11.8 billion last year in revenue. Our fiscal year ends in May. We should do around $14 billion plus this year. So, a sizeable revenue base and that’s going to be important going forward, in terms of the infrastructure that we can bring to the table and scale. 275, 000 customers many of which have been with us for many, many years. 50, 000 plus employees and about 14,000 developers, so we have a lot resources to apply to product development going forward operating in about 145 countries.

In the applications business which is probably more important to you, we now have 26,000 customers. We’re now the number one applications vendor in North America. Number one in human resources globally. Number one in supply chain and soon to hopefully to be number one in CRM. So, if you look at the three main pillars of business applications across the back and front office excluding the industry applications of course, with Siebel our joint partner here will be number one in three of the four.

So we’re building critical mass in the applications business, which is actually very critical to us going forward. We’ve also managed to become very significant in a number of industries and we think that’s where the game will be played going forward in industry by industry, and I’ll talk about that in a moment, but we deep projects in key industries that we care about as does Siebel.

So, let me summarize the vision of kind of what we saw a few years ago and why we’re doing what we’re doing. So, we certainly had several meetings at the Board level to decide which direction we needed to go to really change the game in applications, because we needed to close the gap with our key competitor. I think, even a couple of years ago we’ve become the number two applications vendor in the market, but obviously we had to find a way to get to number one, and also how to lower our costs relative to our competition.

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Oct. 19. 2005 / 5:30AM, SEBL - Siebel CustomerWorld 2005 Keynote Addresses

And so, we decided on several things, and one was critical mass is going to be important that in the software business scale is everything. You can make something once and send it to 100 customers you can sell at a certain price. You make something once and sell it to 500 million customers, you’re costs are much lower for them and for you. And so, we had to get scale in the applications business to be able to sale products at a cheaper price, and so that began sort of the acquisition strategy I’m sure you’ve all heard about and read about in detail over the last 18 months or so.

It’s also important if we’re going to do that and acquire new customers, because this is all about customers now, is that we have to always support those customers right up front. Make sure that they knew that those products were going to go forward, and they were dealing with a company famous for global support. Most people describe us in terms of technology, but our support operations have won many awards for many years. We get many kudos for that, so we had to go out of our way to make sure customers were comfortable and understood how we supported customers at any given time. So, hopefully you’ll discover right away that the support is going to be world class.

We also have to expand our ecosystem. If we were going to into business and reach as many customers as we wanted to, there’s no way we could reach them on our own. We need partners. Over half of our revenue today already goes through partners, and most people don’t know that about Oracle, but partners are a key part of our strategy. And if I had to guess going forward the amount of revenue that we book over the next 5 years the percentage going to partners has the (ph) increase. So, we’re putting strategies in place that assume that, and obviously Siebel will help us in that regard. They have a great relationship with partners as well.

And then the key thing to strategy was to go beyond ERP. So our presumption is and certainly customers have told us, that the wealth of line of business applications that they’d like to automate. These are right now automated with either custom applications, some Legacy systems or small point vendors who, they are certain — somewhat concerned about who are generally on last generation architectures. So, the big opportunity is to build those line of business applications by industry. And so, Siebel’s industry expertise is important to us in that regard. And the other that’s important to us is, to lead and define the next generation of application space as standards.

So we’ve had this evolution from mainframe to client server and mini-computers all these different steps. The Internet standards. And we think there’s more and more coming from our service based architectures and it’s an opportunity for us to change the game and get there early. So we’re big enough and willing to invest in this next generation of applications. And so, we have a definite view on what they’ll look like. What the architecture looks like, and I’ll share some of that with you briefly today, but it’s built around standards.

And then lastly we have to lower the cost of ownership for customers, and we can do that by integrating the applications with the infrastructure. Right now it’s chaos out there. I’ll talk about that in just a moment and then customers are asking us to prepackage more of this functionality at the factory, do it for them, instead of them having to integrate it at their shops. And so, by adding world-class products in the application area, in the middleware and the database, we’re now in a position to do that.

So, let me talk about kind of how this all got started, and the input we’re getting. So number one, when we started consolidating the industry somewhere in the application space, much of this was driven by customers, and we have a lot of ways of getting input from customers — CR (ph) advisory boards. We have customer advisory boards by product and industry. User group relationships. We get a ton of input, each week and each month from our key customers, and one of the things they kept telling us is this is chaos what we’re doing today in input with enterprise applications.

The infrastructure space that needs to be rethought. We’re integrating multiple applications together instead of in a proprietary way. There’s no easy way to upgrade them all. They’re all being processed, upgraded differently. No one tests all this stuff before it comes out. We have to do the testing. It takes months.

I have to such down systems to be able to evolve to the next generation of anyone of these applications. It’s hard for me to portfolio management and realize which applications I need to keep and which ones I need to retire. There’s no overall view of what I’m doing. There’s no planned architecture and has enormous vendor viability risk. I’ve talked to CIO’s who have four or five, six hundred application suppliers. No way to manage all that. All these architectures are different. All of them proprietary. No standard interfaces.

Very inefficient for the customers. So they became — started coming to us and asking us, what can you do about this? And they would literally say I have the XYZ company, can you buy them and put them on this architecture? I have a substantial portion of my infrastructure already on Oracle, wouldn’t it be nice if you included this particular company. So, this was also driven by customers desire to change the way they deploy applications — the way they build applications. So they say I have to do a certain class of applications that I can’t buy from any vendor.

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Oct. 19. 2005 / 5:30AM, SEBL - Siebel CustomerWorld 2005 Keynote Addresses

I want to use the same infrastructure that you use. I want to build applications on your stack, but I also want, when I buy applications from ISVs or from you wouldn’t it be nice to have one stack across all of that to lower my costs. So we started thinking about that and said, we can change this. We can - own more of the application footprint. Engineer more of it at the factory. Lower people’s costs.

The second point that was not lost on us of course, is that if you look at this industry and look at where the profits go, it’s toward the larger companies and there’s a reason for that. It’s what I started out talking about. So, this chart shows you that if you look at companies that have $5 billion in revenue or more they have a substantially different operating picture than everybody else. Their average is about 38% operating margins and then you look at the next category it drops down to about 19%.

So it’s fairly consistent. It’s all about scale. The more customers you have the less you have to charge, the more revenue you get, and it’s just kind of a cycle that feeds on itself. So size and scale matter a lot in the software industry. It’s fixed costs business. You just need more customers, more revenue. And so that allows us to compete better going forward. So, both of those argued for getting more customers, consolidating, building critical mass, and now we can invest — use that to invest going forward.

So, I also mentioned we had to over (ph) support our customers and make sure that they realize very quickly that they’re going to get world class support for many years to come. And so, just to give you some comfort this is the result of what happen — to give you some comfort we measure PeopleSoft customers right after we completed that acquisition and compared it to what they were measuring before. So in every metric you can see that post-merger customer satisfaction had gone up, and this is what we were shooting for.

And we’ll be shooting for the same type of chart, with you going forward. So, it is a key part of strategy, because if it is all about critical mass of customers that doesn’t work if the customers aren’t happy. If you acquire thousands of customers and then don’t support them, you lose the asset that you were buying. So a key part of the strategy is to make sure the customers realize right away that this is good for them. We’ll talk about that a little bit later.

The other thing we did was, listen to those customers, and they said we’d like some assurance that if we don’t want all those great new products you’re promising 2, 3, 5 years from now, and that’s all wonderful, I may want that. I may want to stay on the existing product that I’m on. And so, we listen to that and we came up with a strategy to be the first vendor in the industry to offer lifetime support. So, we have three categories of support now, from year end (ph) extending sustaining, but essentially anyone who wants to stay on an existing supported product from Oracle whether it’s technology or applications you can do so forever.

And again, if those customers are comfortable on their platform and its an option, they want to stay there, we want them to be happy, they’re very profitable customers for us because of their paying support. Why disrupt that? Give them the option to move. And so, we concluded that the only reason to move is that we give you some reason to move. If there’s innovation, technology you want to take advantage of, and we make it easy to move, and we don’t charge you do upgrade, which we don’t, and you want to take advantage of that that’s the reason you should move for your business. No other reason.

Not because we’re dropping support for some products. We’re not going to do that. So lifetime support. We introduced this 3 weeks ago. First time in the industry its gone over very well. So, you can count on that with the Siebel products going forward. We’ll apply that to Siebel when that’s concluded. So, that’s the thinking behind why we want to consolidate the industry.

The next thing we had to do though we had to have a vision for where things were going. So, that’s what I’m going to talk about now kind of what the applications of the future look like. How we’re going to get there, and what it means to you. So, when we started talking about this we defined the category of applications and we used the term ‘information age application,’ and it had three main attributes to it, and it’s kind of how we started thinking about the whole journey.

So those three attributes where, one you had to be information driven, because we strongly believe everybody’s in automating processes so long, they forget that the whole point of this was to make decisions and process events based on data, so the information aspect of this keeping that high quality in the real time, in the context of applications was important. And you’d expect that from Oracle information company.

Secondly, we had to be industry driven. Again, our industry strategy is to go deeper and deeper into those industry processes. We had to be aware by industry, even for some horizontal products like CRMs and financials they had some aspects that were industry driven, and then beyond that obviously we want to start to get into line of business applications.

And then thirdly, they had to be highly standards driven for several reasons. We think that the industry is ready to embrace standards at the application layer finally. So, we go into the last 25 years or so, slowly accepting standards at each layer of the architecture. The internet has

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Oct. 19. 2005 / 5:30AM, SEBL - Siebel CustomerWorld 2005 Keynote Addresses

helped a lot in that regard. And so these have been long hard fought battles and many of the web servers or WS (ph) star standards as they call them now. Many users (inaudible) have been decided now and that’s great for the industry. It lowers everyone’s costs.

It lowers the risk to Oracle as well. We can engineer an application, around certain standards that are going to be there. We don’t have to worry about obsolesce. So, we’ve always historically embraced standards very aggressively, but one area that hasn’t worked well has been in applications, because they’ve all been built historically with proprietary tool sets. Proprietary stacks. There wasn’t much choice. We think this is the last area ready for standards now.

Going back to my earlier comment, customers want these same stacks whether they’re building the application whether it is from us, whether it’s from an ISV, they want same standards. It lowers their costs. Lowers our costs. So, this next generation application is going to be written in Java. Standard middleware and use standard databases. All the things you’d expect.

So, our effort to get there is called ‘Project Fusion’ so just for terminology I wanted to clear a few things up, just so everybody understands when you hear the word fusion. I know its been bantered about the industry since we started using that. So, I wanted to clear up the term and tell you exactly what that meant. So, Project Fusion is our effort to take all of our applications, look at the experience embedded in those applications the best of breed processes, and then take those ideas and write a new generation of applications around the standards I just talked about.

So, it’s our project to build and fuse those requirements together — not the actual applications not merging code, again this is now going to be written in Java — take those requirements rewrite them on a standard platform, and fuse these best of breed features into one application suite. And we’re going to build that on something called the Oracle fuse and architecture, which I’ll talk about in just a moment. And then we want to do it in a way to lower the cost of ownership, which I also started talking about earlier, and we call that superior ownership experience.

You shouldn’t have to shutdown your systems to do an upgrade. You shouldn’t be the first person to test the patch. You want certified configurations to make it easier to evolve in the application server (ph) time. We want to take what we call personalizations — your changes to applications to put those in Metadata, so we can preserve those from release to release. So we started (inaudible) work already. Just started kind of pre-PeopleSoft, pre-Siebel moving down this path towards standard applications and thinking about the lifetime ownership of applications.

The Project Fusion is the kind of brand name we came up with to describe this effort that was already underway. Its going to be accelerated now with these applications that we bought. Now the platform that it’s going to be built on is called Oracle Fusion Middleware. That exists today. That’s our middleware suite. That’s already proven in the market. Thousands of buyers are using it. We have over 26,000 customers using it as well ,excluding the applications customers, people who bought it standalone.

And it’s the leading industry product suite for middleware, if you go by the analysts and all the benchmarks. So a recognized leadership there. We think we’re number one in the units in that marketplace, so that exists today and we will add value to existing applications today, by making sure we certify those applications with our middleware and that will happen with Siebel as well.

So, I mentioned Oracle Fusion architecture as being the blueprint of what the applications will look like going forward, so I wanted to briefly describe that, and this is the whole presentation unto itself, so I won’t get into too much detail here. But its been in our website, and certainly when we had OpenWorld, we spent quite a bit of time on that, so you can go to that website and see a lot of those webcasts. But you should get an idea of how we think about building the next generation of applications.

Those applications will be model driven. We want to build applications in a way where we extract the business processes that have historically have been embedded in legacy applications that you really see or change. Its hard to react — the things in your business and change the applications, because these are detailed processes and codes. And so we’re going to lift that up, extract it some, put them in model driven development environment, so you can change the applications as your business changes. You can discover things about your business and actually do something about it in the application.

So, (inaudible) at some point, not only could technologists change the applications but business analysts. Now the industry has tried this several times before. I recognize that. It didn’t work, but things have changed we think, because of standards. The standards way to build model - standard ways to exchange models, standard languages that people generate from their models called (inaudible). All these things are now in place that weren’t in place before, and so we think it’s time to rewrite the next generation of applications assuming that.

The architecture is also going to be service and event based. Service based architectures aren’t new, but again they’re highly standard this generation. We’ve been working on this assumes you (inaudible) middleware — I’ll talk about it in just a moment. We think we do. But this will

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Oct. 19. 2005 / 5:30AM, SEBL - Siebel CustomerWorld 2005 Keynote Addresses

be service based architectures. Standards based, I already mentioned information centric, and of course we have to scale them on the grid. This is where we include third party applications. So we had already been working to publish all the interfaces into Oracle applications.

PeopleSoft had started a similar project, and so we’ve been thinking like that all along. All we’re going to now is take all those interfaces, put them in a repository that we call the fusion service registry, and you’ll be able to call all these applications, through third party applications or your own applications, and orchestrate them and change the processes as you want to. So, it will be inclusive of other applications. It’s open. But the key point here is that there’s a new way to change the process now. You can do it at a higher level. So our next generation of workflow we will use our (inaudible) engine. We already had that. That’s what a workflow will be in the Oracle application.

The beauty of that embracing standards is almost anybody we can buy has a similar architecture they’re marketing for us, and so Siebel’s next generation architecture Nexus looks a lot like this already. We’re very impressed with what we saw. We already had a drilled down meeting at Oracle to examine it, and wah la, guess what? It looks pretty much like this. So service based architecture based on standards, is another way to lower our risks, again and build the applications and yours as well. We’re all marching to the same tune.

So, I mention this is the platform that we’ll build these applications on Oracle Fusion Middleware, so I want to spend a little bit of time talking about what it is. So middleware we approached this a little bit differently than the rest of the industry, and its typical for Oracle but not typical for the rest of the industry. So what we did was instead of buying a lot of random components, and just saying its fixed in a class of products called middleware, and giving them a brand name, we actually built all these applications - all these products that work together as a suite, and we tend to build things in suites at Oracle.

Again we think it lowers everyone’s costs. Easy to test. Easier for us to build. And so, you can actually install our middleware products as a single suite or individual components. It’s up to you. But it’s comprehensive. We covered the whole footprint. Made it manageable as a suite. At the same time, we recognized people already had middleware installed and they have certain components from competitors they want to use, and so we made it (inaudible). Anything that’s standard from a competitor whether it’s IBM, somebody else you can plug in that middleware component. You want to use their portal as long as its compliant GSR168 compliant for example, you can use their portal.

So middleware’s going to be open and standard, but still very comprehensive and obviously we can add more value — to more components you use we could add more value with common management, common updating all of that, but we’re going to make sure that you have options. And in fact, we announced at OpenWorld, about 3 weeks ago that we’re going to support Websphere for our next generation of applications. We’re happy to compete on the merits.

If we’re doing a good job, you want to use our middleware, then you’ll buy Oracle Fusion Middleware. You have other commitments and you don’t see the value and you want to continue using Websphere, we’re going to work hard to certify Websphere. We’re working with IBM already. The engineering teams have been in communication and we’re going to work on that going forward. So, you’ll have choice going forward.

So, this 25 years of standards leadership enables a lot of different things. There are a lot of the key standards out there we help create, we contributed to, and this has been going on a very long time, so this is now new. What’s changed is the industry we think is valuing standards more and people started to see the value of it too, in their own organizations. Usually when standards emerge, people don’t think they’re that important at first.

Every category (ph) that’s what happens. It use to be that way in databases. There are multiple ways of clearing the databases, and Secor (ph) emerged as the standard. Some didn’t embrace it, and they went out of business as a result. We found out early that probably with the standard, it helped us. We’re going to do that consistently going forward. So it should be fairly easy to predict what our architecture looks like going forward. Whatever becomes standard we’re going to embrace. We think it’s a competitive advantage. Lowers our risks. Lowers our costs.

So if you look at what our product line looks like, just to simplify it, we have the grid which is kind of the base infrastructure for managing data, for scaling and that’s been kind of the industry standard for quite a while now. Our fusion middleware that covers things like application servers, data hubs, integration. Pretty much anything that’s not an application is part of that middleware suite comprehensive, free integrative. And then we have our classic applications, information applications and we’re going to involve those to these standard architectures over time.

The key word is evolve though. We get there the evolutionary way, and you’ll have choice. With lifetime support there’s no rush. If you want to stay on the existing architecture, supporting your existing platforms that your choice. So the way to think of it is, there’ll be parallel railroad tracks. You can be any track you want to. If you want to stay on the track that you’re on, existing architecture, the existing applications those will be supported. We have thousands of developers. We have the resources we can do that.

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Oct. 19. 2005 / 5:30AM, SEBL - Siebel CustomerWorld 2005 Keynote Addresses

If you want to jump over to this fusion track because you value the composite applications, the modeling all the things I’ve been talking about, around the SOA, and you want to have a broader suite that’s built completely in Java, that will be your option. We don’t charge for upgrades remember. So, when it makes sense for your business you can do that.

So a little bit on middleware, since that’s the important new component that you may be less familiar with, and its going to be important to applications in the future that we build. You can see we have plenty of independent validation of our leadership here. So Gardner actually extracts four categories of middleware. We’re the only company in the leaders quadrant in all four categories. You can see a chief competitor is, lets say is not. The same theory with Forrester report.

There’s only been one comprehensive middleware report done in the last couple of years. This one was done I think about 6 or 9 months ago. One hundred and ten page report evaluated seven different categories. We were number one I think in about five of those categories. Number two in the other ones, but it certainly came out number one overall.

So I think we have plenty of validation — technical validation by third parties. We have plenty of customers who have validated it, 26,000 of them. Over 7,000 ISVs are using this platform. This is going to be important to the architecture going forward, so I just want to emphasize that it’s world class and it’s probably something if you want to get to know what the applications will look like, take a look at what’s going on with our middleware with the toolset. That’s what we’re building it on. Everything’s going to built on that toolset.

So what’s the purpose of all this? What’s the end game? What’s the value that if you shift over to these fusion applications should you decide to do that at your option at some point, again only at your option. What’s the end game? Well what we’re looking for is to have the combinations of high quality real time information in the context of best of breed processes, we call that the fusion effect. So what that means is when you want transactions taking place that you can monitor in real time, with real time information at the same time, and you can make better decisions. And if you see something that needs to change, you need to change the processes on the slide, you can do that in this model driven environment.

So we’re going to stay to our original rules of real time information - high quality data is good for your business. You need that to make good decisions, but not in the data warehouse 3 months later when it’s too late to change it. You have to connect information with processes and in the role has thought about those two things as separate.

Automate processes and classes (ph) what application companies did. They didn’t think about data and then they had to create a data warehouse later with usually stale information in it. Too late to actually affect the process. Process and information come together at the same time in real time that’s what we’re after. And that’s what our customers tell us would be of value. They’ve been trying to get to that in a number of different ways over the years, we think we can do it for them by having world class data management, and world class applications, if we choose the right architecture which we think the fusion architecture is.

So in 15 seconds, how I sum up Oracles, just to give you an idea. Our goal is simple. Better information and best of breed processes at a lower cost. That’s going to take a new architecture to get there, and we think we can do it. What resources do we have to get there? Well we’re going to innovate around the architecture. The scale I mentioned gives us a lot more capability to invest 14,000 developers, and we’ll have more once we get Siebel, and then persistence. When we get in an area of the enterprise application market or any area, if it takes 5 years to write something it takes 5 years.

We don’t give up. So, when we put these goals out there we reach them over many years, and the beauty of percentages that we have now is, its all optional for you as the customer. We’ll continue doing what we’re doing. We have developers working on any applications that we have out in the market, and there’s an option later if we have these fusion applications. And then how we’ll do that is protect, extend, involve. Protect your investments with lifetime support. All the things I’ve already mentioned. Extend it near term. Give you near term value by certifying an Oracle Fusion Middleware, and then evolve those applications over time. That’s your option in fusion applications.

So a specific set of transactions where we stand and what’s going on right now. So, we did announce the intent to acquire Siebel. It’s not closed yet. Right now the best date that we have is early 2006. It’s all kind of dependant on the regulatory process. We’d love to do it sooner, so we’ll see how that evolves, but as of right now we’re saying early 2006. And then we’re going to combine the complimentary capabilities of both companies, of course. So, we plan to retain key personnel. Maintain applications. Lifetime support. All the things that I’ve been mentioning that’s already factored in, and accelerate the innovation across both product lines.

Strategic rationale of course, is consistent with what I’ve been talking about. We need to get in the industry. One of the areas we hadn’t done as well in, we have done great in financials, great in HR, great in supply chain, CRM we had not done as well in. And so, if we were going to really change the industry and build these information age applications we had to have an understanding and deep understanding of CRM.

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Oct. 19. 2005 / 5:30AM, SEBL - Siebel CustomerWorld 2005 Keynote Addresses

There’s no better company we could have bought than Siebel for that. What they’ve done over the last 10 years has been pretty amazing in CRM, they redefined the whole art. And so, we had a lot of respect for what Siebel has done, known a lot of (inaudible) team routine for many, many years. It was the only company that made sense if we were going to try to become a player, a big player in CRM.

And timing-wise, you want to do this now. If we’re going to write a next generation of applications and take the requirements from existing applications, people have done well in respective areas, we had to have it now, because we want those ideas to show up in the future applications as well. But I don’t have to show you guys this chart too often, but you know that they had more — Siebel has more deployment of successful customers than anyone else in the world in CRM, and that’s continued to grow. We see that in our customer base as well.

I mentioned our industry strategy. Well, Siebel was doing very well in some key industries that we really, really care about and they also understood the value of the industry capabilities and extended their applications by industry, so many of you are using some of those extensions. This is just (inaudible). We understand the value of those extensions. It’s part of the reason for the acquisition is that we wanted those.

We were beginning to do the same thing to our CRM applications, after learning and looking at what Siebel had done and kind of appreciating the value of industry capabilities. So, those extensions will be preserved and enhanced going forward. Another area is the analytics. This is probably one of the surprising jewels that we discovered inside of Siebel as we started doing due diligence is, how well they had done in the analytics.

And given our size, we hadn’t done as well as we’d like in this area, and given the fact that we have a big presence in the database business, you would think we would have done better. But there’s clearly a skill set associated with these analytics and a lot of this is industry driven as well that we needed. And so, looking at how well this has done, this is a pleasant surprise.

This is an area we’ve already dug into, had a special meeting on — just on this topic because we were so impressed with their analytics. So again, this is another area we see as extremely strategic, the product line is very impressive to us. And so, in terms of our intentions with it, we’re 100% behind this.

We have a lot of joint application customers already. A lot of them have been calling us already, saying this is a great idea. These are — two strategic vendors told me, “I want to make sure that you’re maintaining the integration to make us sure these product lines are consistent.” And so, we’re aligned by industry and with some key customers. It’s all been good and I haven’t gotten a single negative comment; they’ve all been positive. The only question has been, “Can you do this sooner?”

So, the product evolution for all customers will look much the same, the same as for the Oracle customers and Siebel customers and PeopleSoft customers, for that matter. All these applications will be force (ph) requirements, otherwise defined as requirements and processes that people like and are using to go into Fusion. The way to think of it is if we don’t cover all these requirements, people won’t upgrade. We have lifetime support, you don’t have to upgrade.

The only reason to upgrade is, we make it easy and they’re getting some value for it and new features. Not only — obviously, you have the ones you’re already using, but incremental ones as well. But again, these are parallel tracks. If you continue to use these applications, we have plenty of people working on these applications for many years to come. But we’re going to try to combine all the sets of (inaudible) features into Project Fusion and give you the option to do that as well.

The way we’re looking at is Project Fusion is convergence of requirements. And most of those requirements on the ERP side of it obviously we have from PeopleSoft on the Oracle side of it, but those requirements from the CRM side, Siebel had a much more extensive product line in CRM sales and service. Those requirements will come from Siebel, and we’ll converge all those requirements into a single product line.

The benefits we see is now that we have a strong front office player, Siebel, with over 4,000 world-class customers, with Oracle we can provide that 360 degree view of the customer finally. We have a huge view of the customer for certain processes, in finance, for instance, and manufacturing. Siebel has a view of that customer from the front end for CRM. We can provide that together now, lots of resources, world-class support 24/7, global 125 countries, we can add that.

So the customer benefits for — if you’re a Siebel customer, the (inaudible) combined with the scale that I mentioned, that gives us more capability to invest. We can charge less for any individual customer, but we can actually invest more. There are lots of things that applications companies have to do that are basically duplicative. So, they have to invest in middleware, they have to have integration, they have to do porting, all sorts of things.

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Oct. 19. 2005 / 5:30AM, SEBL - Siebel CustomerWorld 2005 Keynote Addresses

We have a whole division that does that on our technology side of it, so we can lower the cost of building the applications, and then the Siebel developers can focus on great CRM applications. That’s part of the benefit of scale. Continue to support and enhance the Siebel CRM and analytics applications for many years to come, lifetime support, and commitment to deployment flexibility.

That’s another jewel that we discovered was the OnDemand business. It’s doing much better than we thought, a lot more customers, and we can learn something from that. We’re in the OnDemand business on the backend, so we have a lot of HR and financial customers who are letting us host our applications.

We have about 500 customer globally doing that, using our data center down in Austin, Texas, and we do all the upgrading and patching for them, all that. And it’s a good discipline for any application vendor is to have an OnDemand business, because you have to run the applications and go through that ownership experience, gives you ideas on how to run those applications, how to change them to make them easier to use.

But we didn’t have a lot on the CRM side of it and now together with Siebel, we think we’ll have the largest applications hosting business in the world and we think it’s part of the future of applications. So, we’re excited about that business. So, if you’re a customer for Siebel OnDemand, please be assured it’s strategic to us and we’re excited about that. We have support and services through scale. We have 26 support centers around the world 24/7. We just have a lot of people doing this, this scale, and we can do it for less.

And then the partner ecosystem is even larger. Although we certainly have some common partners with Siebel, we obviously have a lot more partners that are unique to Oracle, and those partners add all sorts of value to the ecosystem, extend the applications, expert services in certain industries, and so you will obviously benefit from that as well.

So we think there’s a lot of benefits for you as a Siebel customer from this combination of companies. If you’re an Oracle customer, some of the same benefits. Oracle customers, PeopleSoft, JD Edwards customers, they had wanted world-class CRM applications and many of them already using Siebel. So if you’re already using Siebel, obviously you want us to make sure those integrations work. We take responsibility for them at the factory.

We think we can integrate the Siebel applications fairly quickly with the rest of our suite as well. So, we see some benefits to existing Oracle customers who want CRM applications, now will have a choice of this, and they’ll be nicely integrated, access to those industry best practices that Siebel has pioneered in the area of service related applications.

Partner benefits. The partners are already calling us, saying, “This is a great idea, it gives me more confidence to invest in the Oracle practice. It’s even larger now.” So they had the JD Edwards practice, the PeopleSoft practice, the Oracle practice, the Siebel practice, and now they can have a common set of relationships, a common set of terms, plan more accordingly, they can load balance between those practices as they need to. It’s all goodness.

And so again, as I mentioned earlier, this was a key part of the strategy is to expand the ecosystem and Siebel had done a great job building an ecosystem from day one, especially with the systems integrators. So far, they’ve been saying the right things, the customers and the partners. These are some quotes from some key customers and partners; essentially saying this is a good idea.

And we announced it on the Monday morning, and by Monday before lunch we had customers already willing to put quotes on our website. And they were up that day, saying this is goodness, we want to see this happen. And it’s continued since then. So we think it’s a great idea. We’re pretty excited about it. Customers seem to be excited about it and they see the upside as well. There’s a lot more information available, all our details behind everything that’s said, on our website. Please feel free to go there.

Just let me summarize by saying we’re happy to have you as part of the family. We’ve been trying to get this done for quite a while and kind took some ups and downs to get there, but we finally got there. And we have enormous respect for what the Siebel Corporation has done over the years and it’s just going to make us that much better, that much stronger on the enterprise applications business, and as a company overall. So, thank you for hosting me.

George Shaheen - Siebel Systems - CEO

Charles, on behalf of our customers, our partners and our employees, thank you very much for joining us. What you all don’t know is that Charles got to Boston this morning a little after midnight, arriving from his work in China and India. So his commitment to not only share a very open

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Oct. 19. 2005 / 5:30AM, SEBL - Siebel CustomerWorld 2005 Keynote Addresses

and complete presentation with you, which we thank you for, his commitment to get here and spend some time with all of us — I think we should so note and profusely thank you for.

Charles Phillips - Oracle - President

I know it came out of your hide.

George Shaheen - Siebel Systems - CEO

Oh, by the way, team Siebel, forget this dress code thing. I think we got it wrong from that video the other day with Larry. I think it’s business as usual, back to the future. I always thought leadership was about three key things, having a vision, having the courage to go after it, and then, of course, executing it. I applaud Oracle Corporation. They obviously have a vision.

They’re obviously executing it. And the courage to execute it, and I’m sure we’d all agree now it’s all about execution. And I think these guys have — I think they’ve done their homework, and I think they know where we’re going and I think I speak for all of us, to you Charles, I think this crowd is going to be pleased and better off to be a part of it. So, thank you very much.

Well, this is, in a way, an end of an era. Siebel was built by a Silicon Valley entrepreneur who I got to know very early on as Tom Siebel built this company. And he had — he had a clear vision. He had courage. And I’ve always applauded what he did in a space that he felt was unaddressed in terms of technology, and application functionality. And he basically built, defined, redefined, time after time, the CRM space. And Siebel Systems was spawned, it was built, and it became a reality.

And I’ve always felt that where there’s change, there’s opportunity. Charles, in his talk this morning, I guess added dimension to that by saying, where there’s chaos, there’s opportunity. And I think in the evolution of Siebel into the Oracle family, I think is change, but change is good. Change provides opportunities for all the stakeholders. And so, this is an interesting, this is a necessary step, and I think it’s one that the market has applauded.

I agree with Charles in the early returns, and so it’s going to be interesting to watch and see these two companies come together and compete in the marketplace, against what I would admit is some very formidable competition. So, it’s an interesting, a very interesting time. I talked to our team this morning a little bit and this is about our 15th Siebel Week, now we call our CustomerWorld Event.

I’m sure going forward this is probably the last one, although I don’t want to speak for Oracle, but I’m sure that they’ll put an Oracle stamp on it and meld this into some of their existing programs. So this is the last of one of these very special events. And I understand this thing started in the fall of, what, 1995, Steve, in a small room in the facilities that Siebel had in east Palo Alto on Bahaman Drive (ph), which I remember very fondly that space.

And it has evolved into not only the Customer Week we have in the United States, but also annually the one we have in Europe. So it’s come a long way in a relatively short period of time. And I thank all of you. There’s some in the crowd both from Siebel and from our customer base and a partner base who’s been to every one.

And I think I would be remiss if I didn’t acknowledge everyone who’s participated, who’s come to these religiously, who’s made a contribution and that we’ve all had a chance to benefit from. But life will go on. It’ll be bigger, it’ll be better, it’ll be more expansive and so just hang on, you’re going to have a fun ride in front of you.

In conclusion, I want to thank Patty Azzarello, our chief marketing officer, and Andy Burtis. If you guys are in the audience, please stand. These two people and their teams have done a wonderful job putting this event together and it isn’t easy. So Patty and Andy, thank you very much for all of your hard work.

Lastly, I would like to thank you, our customers. Without you we wouldn’t exist, without you we wouldn’t have a future, and you give us something to do every day, something to measure up and step up to every day. So thank you for coming, thank you for sharing your thoughts of use with us, thank you for all of your support, and thank you for being part of our family. And as we go forward into that new family situation, you’re welcome. I think you can see from Charles’ comments that you’re going to be honored and you’re going to be serviced like never before. And I think that’s good for everyone.

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Oct. 19. 2005 / 5:30AM, SEBL - Siebel CustomerWorld 2005 Keynote Addresses

This concludes — this concludes CustomerWorld in Boston. I want to thank you all for coming. Thank you for your business. And at Siebel, and at Siebel going forward with Oracle, just remember it’s all about you. Thank you very much.

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